UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-15545
CUSIP NUMBER 0001099217
(Check one):	[ ] Form 10-K and Form 10-KSB
[ ] Form 20-F
[ ] Form 11-K
[X] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

For Period Ended:   March 31, 2003

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

        Full Name of Registrant:   FISHTHEWORLD HOLDINGS, Inc.

        Former Name if Applicable:

        150 East Palmetto Park Road, Suite 510
        Address of Principal Executive Office (Street and Number)

        Boca Raton, Florida 33432
        City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 4, 2003, the Registrant executed a Securities Exchange Agreement by and between the Registrant and a majority of the shareholders of DDS Technologies USA, Inc., a Delaware corporation ("DDS") (the "Share Exchange"). As a result of the Share Exchange, the Registrant acquired 88.50% of the outstanding shares of DDS and in return issued an aggregate of 14,877,255 shares of common stock, or 91.24% of the issued and outstanding shares of the Registrant, to the participating DDS shareholders.

Following the completion of the Share Exchange there was a change in control of the Registrant. Jon Erik Gundlach resigned as the sole officer of the Company and Ben Marcovitch was elected to serve as President and Chief Executive Officer and Joseph Fasciglione was elected to serve as the Chief Financial Officer, Secretary and Treasurer. Additionally, Ben Marcovitch was elected to serve as a director of the Company.

As a result of these changes, the newly elected officers require additional time to comply with the requirements of Form 10-QSB and the certification requirements of the Sarbanes-Oxley Act.

PART IV - OTHER INFORMATION

        (1)   Name and telephone number of person to contact in regard to this notification:

Joseph P. Galda, Esq.	(716)	848-1454
(Name)	(Area Code)	(Telephone Number)

        (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          [X]  Yes  [  ] No

        (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

          [ ]  Yes  [X] No

        If yes, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          FISHTHEWORLD HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2003	By: /s/ Joseph Fasciglione Name: Joseph Fasciglione Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).